Exhibit 99.1

Oncolytics Biotech® Inc. Collaborators Present REOLYSIN® Preclinical Research at the 2016 AACR Annual Meeting

CALGARY, April 18, 2016 /CNW/ - Oncolytics Biotech® Inc. ("Oncolytics" or the "Company") (TSX: ONC) (OTCQX: ONCYF) (FRA: ONY) today announced that two poster presentations covering preclinical work in multiple myeloma and colorectal cancer are being made by the Company's research collaborators at the 2016 American Association of Cancer Research annual meeting being held from April 16th to 20th, 2016 in New Orleans, LA.

"Both multiple myeloma and colorectal cancer are target indications for later-stage clinical testing of REOLYSIN®," said Dr. Brad Thompson, President and CEO of Oncolytics. "These important preclinical findings continue to advance our understanding of how REOLYSIN® interacts with the immune system and how immunomodulatory interventions could improve its cancer cell killing capabilities."

The first abstract/poster is titled "Successful oncolytic virotherapy in a bortezomib resistant syngeneic mouse model of multiple myeloma: implications for translation significance," and was authored by Thirukkuamaran, et al. Using the VK*MYC bortezomib resistant transplantable multiple myeloma mouse model, the authors demonstrated that mice harboring bortezomib insensitive multiple myeloma tumors significantly responded to reovirus treatment. These data are supportive of previous and ongoing preclinical and clinical work in this indication and the Company is currently enrolling patients in a Phase 1b study of REOLYSIN® in combination with bortezomib in patients with relapsed or refractory multiple myeloma.

The second abstract/poster is titled "Toll like receptor 3 as an immunotherapeutic target for Kras mutated colorectal cancer," and was authored by Goel, et al. The authors hypothesized that effective expression of toll like receptors 3 ("TLR3") would dampen the infection potential of reovirus through the mounting of an innate immune response. Using a xenograft model with HCT116 colorectal cancer cells, those with TLR3 downregulated cells showed improved control of tumor growth with reovirus treatment compared to those expressing TLR3 (p=0.04). Down regulation of the host immune response improved virus mediated cell cytotoxicity and the findings could result in improved and beneficial killing of cancer cells by reovirus.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's expectations related to preclinical work and the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN®  as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: NATIONAL Equicom, Nick Hurst, 800 6th Ave. SW, Suite 1600, Calgary, Alberta T2P 3G3, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@national.ca; NATIONAL Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@national.ca; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 18-APR-16